UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              Aeterna Zentaris Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    007975204
------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Marc Paquet, Secretary
                    Societe Generale de Financement du Quebec
                          600, de la Gauchetiere Ouest
                                   Bureau 1700
                                Montreal, Quebec
                                 Canada H3B 4L8

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 17, 2006
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

                               Page 1 of 10 Pages

CUSIP No. 007975204                   13D

 1.    Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only)
       Societe Generale de Financement du Quebec
------------------------------------------------------------------------------
 2.    Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) ___
       (b) ___
------------------------------------------------------------------------------
 3.    SEC Use Only
------------------------------------------------------------------------------
 4.    Source of Funds (See Instructions)
       OO
------------------------------------------------------------------------------
 5.    Check if Disclosure of Legal Proceedings Is Required
       Pursuant to Items 2(d) or 2(e). ___
------------------------------------------------------------------------------
 6.    Citizenship or Place of Organization
       Quebec, Canada
------------------------------------------------------------------------------
  Number of Shares       7.  Sole Voting Power
 Beneficially Owned          8,810,878
  by Each Reporting     ------------------------------------------------------
   Person With:          8.  Shared Voting Power
                             0
                        ------------------------------------------------------
                         9.  Sole Dispositive Power
                             8,810,878
                        ------------------------------------------------------
                        10.  Shared Dispositive Power
                             0
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,810,878
------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
      ___
------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     16.6%
------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
------------------------------------------------------------------------------

                               Page 2 of 10 Pages

CUSIP No. 007975204                   13D

------------------------------------------------------------------------------
 1.  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)
     SGF Sante Inc.
------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) ___ (b) ___
------------------------------------------------------------------------------
 3.  SEC Use Only
------------------------------------------------------------------------------
 4.  Source of Funds (See Instructions)
     OO
------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e).  ___
------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization
     Quebec, Canada
------------------------------------------------------------------------------
  Number of Shares      7.  Sole Voting Power
 Beneficially Owned          8,810,878
 by Each Reporting     -------------------------------------------------------
   Person With:         8.  Shared Voting Power
                            0
                       -------------------------------------------------------
                        9.  Sole Dispositive Power
                            8,810,878
                       -------------------------------------------------------
                       10.  Shared Dispositive Power
                            0
------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,810,878
------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
      ___
------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     16.6%
------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
------------------------------------------------------------------------------

                               Page 3 of 10 Pages

CUSIP No. 007975204                   13D


This amended statement on Schedule 13D amends and supplements the Schedule 13D originally filed on April 19, 2002, as amended and restated on April 19, 2003 (as previously amended and amended hereby, the "Schedule 13D") by Societe Generale de Financement du Quebec, and relates to the common shares, no par value, of Aeterna Zentaris Inc.

General Amendments to Schedule 13D:

In addition to the amendments to specific items of the Schedule 13D as set forth below in this Amendment No. 2 thereto, all references to "Subordinate Voting Shares" in the Schedule 13D shall be amended to read "Common Shares". This change reflects the exchange by the Company on May 26, 2004 of all Subordinate Voting Shares of the Company for Common Shares at an exchange ratio of one Common Share for each Subordinate Voting Share exchanged.

Item 1.  Security and Issuer

Item 1 of the Schedule 13D is hereby amended by deleting the first paragraph of such Item and replacing it with the following:

         "This Schedule 13D relates to the common shares, no par value (the "Common Shares"), of Aeterna Zentaris Inc. (formerly know as Aeterna Laboratories Inc., the "Company"), a Quebec corporation duly incorporated under the Canada Business Corporations Act, which has its principal executive offices at 1405, boulevard du Parc-Technologique, Quebec, Quebec, Canada G1P 4P5."

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "On March 31, 2003, SGF Sante granted a term loan (the "Term Loan") of CAN$12,500,000 in favour of the Company under a loan agreement a copy of which is attached hereto as Exhibit 2 which is incorporated herein by reference. This loan agreement also related to another CAN$12,500,000 term loan granted to the Company by another party. The Term Loan was scheduled to mature on March 31, 2006 and bore interest at an annual rate of 12%. Interest was payable once a year on the anniversary date of the Term Loan, subject to the Company's right to defer payment of interest on the Term Loan until March 31, 2006. SGF Sante had the option to convert all or any part of the Term Loan, plus accrued and unpaid interest thereon, at any time during the term into Common Shares of the Company, calculated at a price of CAN$5.05 per share.

         SGF Sante obtained the funds for the Term Loan entirely from its own resources.

         On February 17, 2006 SGF Sante exercised its right to convert the entire unpaid principal balance of CAN$12,500,000 and CAN$5,061,600 of interest due on the Term Loan through the maturity date of March 31, 2006 into 3,477,544 Common Shares."

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the first two paragraphs of such Item and replacing them with the following:

         "SGF, through its wholly-owned subsidiary SGF Sante, (1) made the Term Loan and (2) exercised its right to convert into Common Shares the unpaid principal and interest outstanding on the Term Loan, for investment purposes. SGF intends to review its investment in the Company periodically and may, depending on relevant economic and financial markets conditions and matters relating to the Company, acquire additional securities of the Company or sell any such securities. Any


                               Page 4 of 10 Pages

CUSIP No. 007975204                   13D


         subsequent acquisition or disposition of such securities may be made by way of market purchases and sales, private agreements or otherwise.

         Except as described above, neither SGF nor SGF Sante has any plans or proposals which relate to or would result in:"

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended by deleting the first paragraph of such Item and replacing it with the following:

         "SGF, through its wholly-owned subsidiary SGF Sante, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,810,878 Common Shares. This constitutes approximately 16.6% of the outstanding shares after giving effect to the shares issuable upon conversion of the Term Loan described above and based on 53,104,902 Common Shares outstanding as of February 17, 2006."

Item 6. Contracts, Arrangements, Understandings or relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         "The information provided in Item 4 above is incorporated herein by reference.

         SGF Sante is a party to an agreement dated April 9, 2002 (the "Voting Agreement") with Mr. Eric Dupont, the then controlling shareholder of the Company, under which Mr. Dupont agreed (i) to vote his shares of the Company in favor of the election of a representative of SGF Sante, and a representative designated jointly by SGF Sante and Mr. Dupont, to the Company's board of directors and (ii) as long as Mr. Dupont owned a majority of the votes attaching to the voting shares of the Company, not to vote his shares in favor of certain significant changes affecting the Company without the prior consent of SGF Sante. A copy of this agreement was filed with the filers' previous statement on
         Schedule 13D dated April 19, 2002."

         Effective on May 29, 2004, Mr. Dupont ceased to own a majority of the votes attaching to the voting shares of the Company. As a result, most of SGF's and SGF Sante's rights thereunder terminated, except for Mr. Dupont's undertaking to vote his shares in favour of the election of a representative of SGF Sante and a representative designated jointly by SGF Sante and Mr. Dupont to the board of directors of the Company.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended (1) by deleting Exhibit 1 to the
Schedule 13D in its entirety and replacing it with Exhibit 1 hereto.

                               Page 5 of 10 Pages

CUSIP No. 007975204                   13D

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated March _6__, 2006


                                             SOCIETE GENERALE DE FINANCEMENT
                                             DU QUEBEC


                                             By: (Signed) Marc Paquet
                                                 --------------------
                                                 Name: Marc Paquet
                                                 Title: Secretary


                                             SGF SANTE INC.


                                             By: (Signed) Marc Paquet
                                                 --------------------
                                                 Name: Marc Paquet
                                                 Title: Secretary

                               Page 6 of 10 Pages

                                INDEX OF EXHIBITS


   Exhibit                          Description
   Number
     1. Name, title, principal business address, principal occupation and citizenship of each director and executive officer of SGF or SFG Sante.



                               Page 7 of 10 Pages